UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FISKER INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

33813J106
(CUSIP Number)

December 30, 2020
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 12

Page 2 of 14 Pages

1.	Names of Reporting Persons

MOORE CAPITAL MANAGEMENT, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		3,583,407
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 3,583,407
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,583,407

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

PN; IA

Page 3 of 14 Pages

1.	Names of Reporting Persons

MMF LT, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		3,583,407
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 3,583,407
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,583,407

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 4 of 14 Pages

1.	Names of Reporting Persons

MOORE GLOBAL INVESTMENTS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		3,583,407
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 3,583,407
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,583,407

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.	Percent of Class Represented By Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 14 Pages

1.	Names of Reporting Persons

MOORE CAPITAL ADVISORS, L.L.C.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
e.	[ ]
f.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		3,583,407
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 3,583,407
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,583,407

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 6 of 14 Pages

1.	Names of Reporting Persons

MOORE STRATEGIC VENTURES, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		5,882,352
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 5,882,352
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,882,352

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.1%

12.	Type of Reporting Person (See Instructions)

OO

Page 7 of 14 Pages

1.	Names of Reporting Persons

LOUIS M. BACON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		9,465,759
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 9,465,759
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,465,759

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.5%

12.	Type of Reporting Person (See Instructions)

IN

Page 8 of 14 Pages

Item 1(a).	Name of Issuer:

Fisker Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

1888 Rosecrans Avenue
Manhattan Beach, CA 90266

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) by MMF LT, LLC, a Delaware limited liability company (“MMF”), (3) by Moore Global Investments, LLC, a Delaware limited liability company (“MGI”), (4) by Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), (5) Moore Strategic Ventures, LLC, a Delaware limited liability company (“MSV”) and (6) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM. MCM serves as discretionary investment manager to MMF. MGI and MCA are the sole owners of MMF. Mr. Bacon is the chairman and director of MCA and is the indirect beneficial owner of MSV. This statement relates to Shares (as defined below) held by MMF and MSV.  Each of MCM, MMF, MGI, MCA, MSV and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares, as applicable. This amendment is filed solely to reflect an internal group transfer and the addition and deletion of Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MMF, MGI, MCA, MSV and Mr. Bacon is located at Eleven Times Square, New York, New York 10036.

Item 2(c).	Citizenship:

i)	MCM is a Delaware limited partnership;

ii)	MMF is a Delaware limited liability company;

iii)	MGI is a Delaware limited liability company;

iv)	MCA is a Delaware limited liability company;

v)	MSV is a Delaware limited liability company; and

vi)	Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.00001 par value per share (the "Shares").
Item 2(e).	CUSIP Number:

33813J106

Page 9 of 14 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of MCM, MMF, MGI, MCA and Mr. Bacon may be deemed to be the beneficial owner of 3,583,407 Shares held by MMF and each of MSV and Mr. Bacon may be deemed to be the beneficial owner of 5,882,352 Shares held by MSV.

Item 4(b).	Percent of Class:

According to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) on December 9, 2020, the number of Shares anticipated to be outstanding as of November 30, 2020 was 144,903,975. As of the date hereof, each of MCM, MMF, MGI and MCA may be deemed to be the beneficial owner of 2.5% of the total number of Shares outstanding, MSV may be deemed to be the beneficial owner of 4.1% of the total number of Shares outstanding and Mr. Bacon may be deemed to be the beneficial owner of 6.5% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

	MCM
	(i)	Sole power to vote or direct the vote	3,583,407
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	3,583,407
	(iv)	Shared power to dispose or to direct the disposition of	0

MMF
(i)	Sole power to vote or direct the vote	3,583,407
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,583,407
(iv)	Shared power to dispose or to direct the disposition of	0

MGI
(i)	Sole power to vote or direct the vote	3,583,407
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,583,407
(iv)	Shared power to dispose or to direct the disposition of	0

MCA
(i)	Sole power to vote or direct the vote	3,583,407
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,583,407
(iv)	Shared power to dispose or to direct the disposition of	0

MSV
(i)	Sole power to vote or direct the vote	5,882,352
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	5,882,352
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Bacon
(i)	Sole power to vote or direct the vote	9,465,759
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	9,465,759
(iv)	Shared power to dispose or to direct the disposition of	0

Page 10 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MMF LT, LLC

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE GLOBAL INVESTMENTS, LLC

By: Moore Capital Management, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE CAPITAL ADVISORS, L.L.C.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE STRATEGIC VENTURES, LLC

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

Page 12 of 14 Pages

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of January 8, 2021, by and between Moore Capital Management, LP, MMF LT, LLC, Moore Global Investments, LLC, Moore Capital Advisors, L.L.C., Moore Strategic Ventures, LLC and Louis M. Bacon	15
B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor James E. Kaye and Anthony J. DeLuca	16

Page 13 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Amendment No. 1 to Schedule 13G with respect to the Class A Common Stock, $0.00001 par value per share, of Fisker Inc. dated as of January 8, 2021, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 8, 2021	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MMF LT, LLC

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE GLOBAL INVESTMENTS, LLC

By: Moore Capital Management, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE CAPITAL ADVISORS, L.L.C.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	MOORE STRATEGIC VENTURES, LLC

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: January 8, 2021	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

Page 14 of 14 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including:  (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation:  (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.

/s/ Louis M. Bacon
Louis M. Bacon